

September 14, 2012

Via E-mail
Mr. Anthony K. Chan
Chief Financial Officer
Zoom Technologies, Inc.
Sanlitun SOHO, Building A, 11th Floor
No. 8 Workers Stadium North Road
Chaoyang District, Beijing 10027, China

> **Re: Zoom Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 20, 2012**
> **File No. 000-18672**

Dear Mr. Chan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2012

Note 16 – Accrued Expenses and Other Payables, page 31

1. Please refer to your disclosures on page 46. Please tell us in detail how you concluded that you are "entitled to hold 50.5% interest in Portables based on the terms of the Securities Purchase Agreement." We note that Portables Unlimited Inc. believes that your ownership interest in Portables is 46%.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director